1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page

1.1	Disclosure dated March 23, 2004	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 23, 2004	By:	/s/ Zhou Deqiang

	Name:	Zhou Deqiang
	Title:	Chairman and CEO

3

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock company incorporated in the People’s Republic of China with limited liability)

Disclosure of Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) and Reconciliation to Cash Flows from Operating Activities

On March 23, 2004, China Telecom Corporation Limited (“the Company”) filed a Form 6-K in respect of its 2003 annual report to shareholders. The 2003 annual report contains EBITDA information for the financial year ended December 31, 2003.

The Company’s EBITDA represents profit before net finance costs, investment income, share of profit from associates, taxation, depreciation and amortisation and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes EBITDA may be helpful in analysing the operating results of a telecommunications service provider like itself. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles (“GAAP”). It also does not represent cash flows from operating activities. In addition, the Company’s EBITDA may not be comparable to similar indicators provided by other companies.

The following table sets forth a reconciliation of the EBITDA for the year ended December 31, 2003 to cash flows from operating activities, being the most comparable GAAP measure under International Financial Reporting Standards:

RMB millions
EBITDA	65,369
Adjustments:
Non-cash items included in EBITDA	2,208
Net change in working capital	(4,282)
Decrease in deferred revenue	(7,347)
Net interest paid	(2,620)
Income tax paid	(6,461)
Investment income received	17

Cash flows from operating activities	46,884

March 23, 2004